UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*


                          Miravant Medical Technologies
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   604690 10 7
                            -------------------------
                                 (CUSIP Number)


                                 August 28, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|_| Rule13d-1(b)
|X| Rule13d-1(c)
|_| Rule13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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----------------------                                     ---------------------
CUSIP No. 604690 10 7             SCHEDULE 13G                    Page 2 of 8
----------------------                                     ---------------------

-------------- -----------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Versant Capital Management LLC
-------------- -----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                     (b) |_|
-------------- -----------------------------------------------------------------
      3        SEC USE ONLY

-------------- -----------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------- -----------------------------------------------------------------
                NUMBER OF                      5      SOLE VOTING POWER
                 SHARES
              BENEFICIALLY                            2,137,107
                OWNED BY
                  EACH
                REPORTING
               PERSON WITH
------------------------------------------ ---------- --------------------------
                                               6      SHARED VOTING POWER

                                                      0
------------------------------------------ ---------- --------------------------
                                               7      SOLE DISPOSITIVE POWER

                                                      2,137,107
------------------------------------------ ---------- --------------------------
                                               8      SHARED DISPOSITIVE POWER

                                                      0
------------------------------------------ ---------- --------------------------

      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,137,107
-------------- -----------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                           [__]
-------------- -----------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               5.9%
-------------- -----------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               OO
-------------- -----------------------------------------------------------------

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----------------------                                     ---------------------
CUSIP No. 604690 10 7             SCHEDULE 13G                    Page 3 of 8
----------------------                                     ---------------------

-------------- -----------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Herriot Tabuteau
-------------- -----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                     (b) |_|
-------------- -----------------------------------------------------------------
      3        SEC USE ONLY

-------------- -----------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------- -----------------------------------------------------------------
                NUMBER OF                      5      SOLE VOTING POWER
                 SHARES
              BENEFICIALLY                            0 (See Item 4)
                OWNED BY
                  EACH
                REPORTING
               PERSON WITH
------------------------------------------ ---------- --------------------------
                                               6      SHARED VOTING POWER

                                                      0 (See Item 4)
------------------------------------------ ---------- --------------------------
                                               7      SOLE DISPOSITIVE POWER

                                                      0 (See Item 4)
------------------------------------------ ---------- --------------------------
                                               8      SHARED DISPOSITIVE POWER

                                                      0 (See Item 4)
------------------------------------------ ---------- --------------------------

      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0 (See Item 4)
-------------- -----------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                           [x]
-------------- -----------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               0.0%
-------------- -----------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               IN
-------------- -----------------------------------------------------------------

----------------------                                     ---------------------
CUSIP No. 604690 10 7             SCHEDULE 13G                    Page 4 of 8
----------------------                                     ---------------------

Explanatory  Note:  This  Amendment No. 1 amends the Schedule 13G (the "Original
-----------------
Schedule 13G") previously filed with respect to the Common Stock (as defined below) of Miravant Medical Technologies, listing the reporting person as Versant Capital Management LLC. This Amendment No. 1 updates the disclosure in the Original Schedule 13G and adds Herriot Tabuteau as a reporting person.


ITEM 1(a).     Name of Issuer:

               Miravant Medical Technologies

ITEM 1(b).     Address of Issuer's Principal Executive Offices:

               336 Bollay Drive
               Santa Barbara, California 93117

ITEM 2(a).     Name of Person Filing:

               Versant Capital Management LLC

               Herriot Tabuteau

ITEM 2(b).     Address of Principal Business Office or, if None, Residence:

               Versant Capital Management LLC
               45 Rockefeller Plaza
               Suite 2074
               New York, New York 1011

               Herriot Tabuteau
               c/o Versant Capital Management LLC
               45 Rockefeller Plaza
               Suite 2074
               New York, New York 10111

ITEM 2(c).     Citizenship:

               See Item 4 of cover pages.

ITEM 2(d).     Title of Class of Securities:

               Common Stock, $.01 par value per share (the "Common Stock").

ITEM 2(e).     CUSIP Number:

               604690 10 7

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) , check whether the person filing is a:

          (a) [_] Broker or Dealer registered under Section 15 of the Exchange Act.

          (b)  [_]  Bank as defined in section 3(a)(6) of the Exchange Act.

          (c) [_] Insurance Company as defined in section 3(a)(19) of the Exchange Act.

          (d)  [_]  Investment   Company  registered  under  section  8  of  the
                    Investment Company Act.

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----------------------                                     ---------------------
CUSIP No. 604690 10 7             SCHEDULE 13G                    Page 5 of 8
----------------------                                     ---------------------


          (e)  [_]  An   investment    advisor   in    accordance    with   Rule
                    13d-1(b)(1)(ii)(E);

          (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

          (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

----------------------                                     ---------------------
CUSIP No. 604690 10 7             SCHEDULE 13G                    Page 6 of 8
----------------------                                     ---------------------


ITEM 4.        Ownership.

         (a)   Amount beneficially owned:

               Versant Capital Management LLC owns (i) 912,107 shares of outstanding Common Stock, (ii) convertible promissory notes currently convertible into 700,000 additional shares of Common Stock and (iii) warrants currently exercisable for 525,000 additional shares of Common Stock. Herriot Tabuteau is the managing member of Versant Capital Management LLC and so may be deemed to beneficially own such shares of Common Stock. Mr. Tabuteau disclaims such beneficial ownership.


         (b)   Percent of class:

               5.9%, based upon 34,757,807 shares outstanding on May 10, 2004.

         (c)   Number of shares as to which such person has:

               (i) Sole power to vote or direct the vote: See Item 5 of cover pages.

               (ii) Shared power to vote or direct the vote: See Item 6 of cover pages.

               (iii)Sole power to dispose or to direct the  disposition  of: See
                    Item 7 of cover pages.

               (iv) Shared power to dispose or to direct the disposition of: See
                    Item 8 of cover pages.

ITEM 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

ITEM 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

ITEM 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable.

ITEM 8.        Identification and Classification of Members of the Group.

               Not Applicable.

ITEM 9.        Notice of Dissolution of Group.

               Not Applicable.

ITEM 10.       Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------------------                                     ---------------------
CUSIP No. 604690 10 7             SCHEDULE 13G                    Page 7 of 8
----------------------                                     ---------------------



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          May 14, 2004
                                                --------------------------------
                                                            (Date)



                                                VERSANT CAPITAL MANAGEMENT LLC


                                                By:  /s/ Herriot Tabuteau
                                                   -----------------------------
                                                   Name:  Herriot Tabuteau
                                                   Title: Managing Member



                                                /s/ Herriot Tabuteau
                                                --------------------------------
                                                Herriot Tabuteau

----------------------                                     ---------------------
CUSIP No. 604690 10 7             SCHEDULE 13G                    Page 8 of 8
----------------------                                     ---------------------

                             JOINT FILING AGREEMENT
                             ----------------------

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, $0.01 par value, of Miravant Medical Technologies and that this Joint Filing Agreement be included as an exhibit to such statement. This Joint Filing Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of May 14, 2004.


VERSANT CAPITAL MANAGEMENT LLC


                                                By:  /s/ Herriot Tabuteau
                                                   -----------------------------
                                                   Name:  Herriot Tabuteau
                                                   Title: Managing Member



                                                /s/ Herriot Tabuteau
                                                --------------------------------
                                                Herriot Tabuteau

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